Exhibit 99.1

The following are excerpts from the transcript of the first quarter 2016 earnings conference call, held Friday, April 29, 2015 at 11:00 AM ET:

* * *

Rodney Sacks — Monster Beverage Corporation — Chief Executive Officer:

Consistent with the Company’s previously announced plan to return capital to shareholders in 2016, the Company currently intends to commence a tender offer in May to purchase up to $2.0 billion in value of its common stock through a modified “Dutch auction” tender offer at a price range to be specified.  The Company will fund the tender offer with cash on hand.

* * *

Consistent with the Company’s previously announced plan to return capital to shareholders in 2016, the Company currently intends to commence a tender offer in May to purchase up to $2.0 billion in value of its common stock through a modified “Dutch auction” tender offer at a price range to be specified.  The Company will fund the tender offer with cash on hand. While Hilton and I may participate in the offer for asset diversification reasons, we will continue to own a substantial majority of our current holdings following any successful tender offer.